EXHIBIT 99.1

Elbit Vision Systems Announces Fourth Quarter & Full Year 2014 Results

Fourth Quarter Revenues of $2 Million Growing 128% Year-Over-Year; Non-GAAP Operating Profit of $0.4 Million for the Quarter and $1.06 Million for the Year

CAESAREA, Israel, April 30, 2015 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month and full year period ending December 31, 2014.

Fourth Quarter 2014 Results

Revenues for the quarter were $2 million, representing an increase of 128% compared to $0.9 million in the fourth quarter of 2013.

Gross profit for the quarter was $1.1 million, representing 55.3% of revenues, compared to $0.2 million for the fourth quarter of 2013, representing 23.5% of revenues.

Operating income on a GAAP basis for the quarter was $0.37 million, representing 18.8% of revenues, compared with an operating loss of $0.5 million in the fourth quarter of 2013. Non-GAAP operating income for the quarter was $0.4 million, representing 20.3% of revenues.

Net income on a GAAP basis for the quarter was $0.16 million, representing 7.9% of revenues. Net income on non-GAAP basis for the quarter was $0.38 million, representing 19.3% of revenues.

Full Year 2014 Results

Revenues for 2014 were $6.6 million, representing an increase of 56% compared to $4.3 million in 2013.

Gross profit for 2014 was $3.5 million, representing 52.7% of revenues, compared to $1.8 million for 2013, representing 23.5% of revenues.

Operating income on a GAAP basis for 2014 was $1 million, representing 15.4% of revenues, compared with an operating loss of $0.73 million in 2013. Non-GAAP operating income for the year was $1.06 million, representing 16% of revenues.

Net income on a GAAP basis for 2014 was $0.66 million, representing 9.9% of revenues, compared to a net loss of $1 million in 2013. Net income on non-GAAP basis for the quarter was $0.98 million, representing 14.8% of revenues.

Management Comment

Sam Cohen, CEO of EVS commented, "We are pleased to close out 2014 with a strong fourth quarter where our revenues more than doubled from the same period last year. This performance improved our profitability, demonstrating non-GAAP operating margins in excess of 20%."

"We expect to continue this strong positive momentum into the future. Presently, 2015 has shown promising growth in global sales of our legacy products, a trend we believe will continue. In addition, we continue to see strong customer interest in our new growth engine, iBar, and we have strong expectations of accelerating iBar sales in the second half of the year," concluded Mr. Cohen.

EVS also announced the filing of its annual report containing the audited consolidated financial statements for the year ended December 31, 2014 on form 20F with the U.S. Securities and Exchange Commission. The annual report is available on the company's website.

Upcoming First Quarter Results

Elbit Vision Systems will be releasing its first quarter 2015 results on Tuesday, May 19, 2015 and a conference call will be held in conjunction with the release, starting at 10am ET. To participate in that call investors should dial at that time: US: 1 888 281 1167 or internationally: +972 3 918 0610.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2014
IN U.S. DOLLARS

	Dec-31
	2014	2013

	U.S. dollars in thousands
	(except per share data)

Assets

CURRENT ASSETS:
Cash and cash equivalents	1,067	152
Restricted deposits (short term)	44	34

Trade account receivables	901	1,013
Other receivables	110	120
Inventories	965	865

Total current assets	3,087	2,184

LONG-TERM RECEIVABLES:

Severance pay fund	194	296
Other long-term receivables	79	87
Total long-term receivables	273	383

PROPERTY, PLANT AND EQUIPMENT – net of accumulated depreciation and amortization	27	31

OTHER ASSETS -

Goodwill	242	242

	242	242

Total assets	3,629	2,840

	Dec-31
	2014	2013

	U.S. dollars in thousands
	(except per share data)
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	183	183
Current Maturities of Loan from Shareholders and Other	170	370

Trade account payable	637	738
Deferred income	578	38
Other payables	457	523

Total current liabilities	2,025	1,852

LONG-TERM LIABILITIES:
Loans terms loans (net of current maturities)	484	838
Other Long Terms liabilities	526	708
Accrued severance pay	207	314
Total long-term liabilities	1,217	1,860
Total liabilities	3,242	3,712

SHAREHOLDERS' EQUITY (DEFICIENCY)	387	(872)

Total liabilities and shareholders' equity	3,629	2,840

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE AND THREE-MONTHS PERIOD ENDED DECEMBER 31, 2014
IN U.S. DOLLARS

	12 months ended		3 months ended
	Dec-31		Dec-31
	2014	2013	2014	2013
	U.S. dollars in thousands (except per share data)

Revenues	6,644	4,258	1,985	871

Cost of revenues	3,145	2,479	888	666

Gross Profit	3,499	1,779	1,097	205

Research and development expenses	560	625	157	169
Selling, general and administrative expenses:
Marketing and selling	1,187	1,022	382	266
General and administrative	729	866	184	293

Operating (Loss) Income	1,023	(734)	374	(523)

Financial expenses - net	(365)	(278)	(217)	(163)

Income (Loss) Before Taxes On Income	658	(1,012)	157	(686)
Taxes On Income	--	--	--	--
Income (Loss) For The Period	658	(1,012)	157	(686)

Profit (Loss) Per Share Basic	0.008	(0.013)	0.002	(0.008)
Profit (Loss) Per Share Diluted	0.008	(0.013)	0.002	(0.008)
Weighted average number of shares used in computation of profit (loss) per share:
Basic (in thousands)	82,183	78,155	84,166	80,798
Diluted (in thousands)	83,519	78,155	85,502	80,798

Reconciliation of GAAP to Non-GAAP results

(In thousands)

	12 months ended		3 months ended
	Dec-31		Dec-31
	2014	2013	2014	2013

Reported net income (loss) on GAAP basis	658	(1,012)	157	(686)

Revaluation of convertible loan and warrants	285	72	200	72
Share-based compensation	41	12	29	--
Non-GAAP net income (loss)	984	(928)	386	(614)

Gross margin on GAAP basis	52.7%	41.8%	55.3%	23.5%
Reported gross profit on GAAP basis	3,499	1,779	1,097	205

Share-based compensation	7	3	4	--
Non-GAAP gross margin	52.8%	41.8%	55.5%	23.5%
Non-GAAP gross profit	3,506	1,782	1,101	205

Reported operating income (loss) on GAAP basis
	1,023	(734)	374	(523)
Share-based compensation	41	12	29	--
Non-GAAP operating income (loss)	1,064	(722)	403	(523)
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il

         Investor Relations Contact:
         Ehud Helft, Kenny Green
         Tel: +1 646 201 9246
         evs@gkir.com